Exhibit 21.01
LOEWS CORPORATION

Subsidiaries of the Registrant

December 31, 2004

Organized Under
Name of Subsidiary	Laws of		Business Names

CNA Financial Corporation	Delaware	)
Continental Casualty Company	Illinois	)
Continental Assurance Company	Illinois	)
CNA Surety Corporation	Delaware	)	CNA Insurance
The Continental Corporation	New York	)
The Buckeye Union Insurance Company	Ohio	)
Firemen's Insurance Company of Newark, New Jersey	New Jersey	)
The Continental Insurance Company	South Carolina	)
The Glens Falls Insurance Company	Delaware	)

Lorillard, Inc.	Delaware	)	Lorillard
Lorillard Tobacco Company	Delaware	)

The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a "significant subsidiary" as defined in Regulation S-X, have been omitted.